BAYTEX TO PRESENT AT ENERCOM’S THE OIL AND GAS CONFERENCE

CALGARY, ALBERTA (August 10, 2021) – Baytex Energy Corp. (TSX: BTE) is pleased to announce that Edward LaFehr, President and CEO, will be presenting at EnerCom’s The Oil and Gas Conference on Monday August 16th, 2021 at 9:15 am MDT. Interested parties can listen to the webcast by registering at the following URL:

https://www.theoilandgasconference.com/

A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com